UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

H&E Equipment Services, Inc.

(Name of Subject Company)

H&E Equipment Services, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

404030108

(CUSIP Number of Common Stock)

Bradley W. Barber

7500 Pecue Lane

Baton Rouge, Louisiana 70809

(225) 298-5200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Derek Winokur

Iliana Ongun

Milbank LLP

55 Hudson Yards

New York, New York 10001

(212) 530-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by H&E Equipment Services, Inc., a Delaware corporation (the “Company” or “H&E Equipment Services”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2025.

The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by UR Merger Sub VII Corporation, a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of United Rentals, Inc., a Delaware corporation (“URI”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.01 per share (the “Shares”), at a price per Share equal to $92.00 (the “Offer Price”), net to the holder thereof in cash, without interest, less any applicable withholding of taxes, upon the terms and conditions set forth in the Offer to Purchase, dated January 28, 2025 (together with any amendments or supplements thereto, the “Offer to Purchase”). The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by URI and Merger Sub with the SEC on January 28, 2025, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 2 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9 and page number references in this Amendment No. 2 refer to the Schedule 14D-9.

Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The last paragraph of the subsection entitled “(b) Background of the Transactions and Reasons for the Company Board’s Recommendation—Background of the Transactions” on page 23 of the Schedule 14D-9 is hereby amended and supplemented as follows:

On January 14, 2025, the proposed transaction was announced by press release prior to the market opening. Immediately following the press release and in accordance with the directions of the Company Board, representatives of BofA Securities and members of the Company Board began outreach to persons potentially interested in exploring a transaction involving the Company during the Go-Shop Period. ~~The Go-Shop Period will expire at 11:59 p.m., Eastern time, on February 17, 2025.~~

The following paragraphs are hereby added immediately after the last paragraph under the subsection entitled “(b) Background of the Transactions and Reasons for the Company Board’s Recommendation—Background of the Transactions” on page 23 of the Schedule 14D-9:

During the Go-Shop Period, which ended at 11:59 p.m. Eastern Time on February 17, 2025, representatives of BofA Securities contacted approximately 12 parties in support of the Company Board’s effort to solicit, encourage and otherwise facilitate the submission by third parties of alternative Acquisition Proposals to the Company. During the Go-Shop Period, the Company entered into two confidentiality agreements with third parties.

On February 10, 2025, the Company received a written proposal from Herc Holdings Inc., a Delaware corporation (“Herc”, and such proposal, the “Herc Proposal”) to acquire all of the outstanding Shares for a combination of cash and Herc common stock, consisting of (i) $78.75 in cash, without interest, less any applicable withholding of taxes, and (ii) a fixed exchange ratio of 0.1287 shares of Herc common stock, without interest, per Share. The combination of cash and stock is equal to approximately $104.59 per share, based upon Herc’s closing price on February 14, 2025 of $200.74 per Share. The Company also received a draft Merger Agreement (the “Herc Merger Agreement”) and a Highly Confident Letter, supporting the proposed financing of the potential transaction between Herc and the Company.

On February 11, 2025, the Company Board held a special meeting, with members of the Company’s senior management team, Milbank and BofA Securities in attendance, to discuss the Herc Proposal. Milbank provided the Company Board with an overview of the proposed Herc Merger Agreement and representatives of BofA Securities then explained that the Herc Proposal constituted a 139% premium to the closing price of the Shares on January 13, 2025, the last trading day of the Shares prior to the public announcement of the Merger Agreement and an approximately 14% improvement from the Offer, in each case based upon Herc’s 10-day VWAP (as defined below) as of February 10, 2025. The Company Board then instructed the representatives of BofA Securities to continue their financial analyses and the representatives of Milbank to negotiate the Herc Merger Agreement with Herc’s outside counsel, Simpson Thacher & Bartlett LLP (“STB”).

On February 12, 2025, in order to facilitate the provision of reverse due diligence information by Herc, the Company and Herc amended their original confidentiality agreement, dated as of January 24, 2025, to provide for mutual confidentiality obligations between the parties. Later on February 12, 2025, Guggenheim Securities, LLC, financial advisor to Herc (“Guggenheim”), provided Milbank and BofA Securities with a copy of the Herc bridge commitment letter from Crédit Agricole Corporate and Investment Bank (“CACIB”, and such bridge commitment letter, the “Herc Debt Commitment Letter”). Later on February 12, 2025, representatives of Milbank provided a revised draft of the Herc Merger Agreement and an initial draft of the related Company Disclosure Letter to STB.

On February 13, 2025, Herc and the Company entered into a clean team confidentiality agreement, which contains customary provisions regarding the sharing of competitively sensitive information only among designated representatives and outside advisors of the parties. From this date until February 16, 2025, the parties negotiated the Herc Merger Agreement and related disclosure schedules, the Herc Debt Commitment Letter and conducted mutual diligence.

On February 16, 2025, Herc delivered to the Company a nonbinding, irrevocable version of the Herc Proposal, which stated that it would remain valid until noon on February 24, 2025, as well as proposed final forms of the Herc Merger Agreement and ancillary documents. Later on February 16, 2025, the Company Board held a special meeting, with members of the Company’s senior management team, Milbank and BofA Securities in attendance, to discuss the Herc Proposal. During the meeting, representatives of BofA Securities reviewed with the Company Board their preliminary financial analysis of the Herc Proposal. Following careful review and discussion of the Herc Proposal and after due consideration of its fiduciary duties, the Company Board unanimously (i) concluded in good faith, after consultation with its financial advisor and outside legal counsel, that the Herc Proposal constitutes a Superior Proposal (as defined in the Merger Agreement) and (ii) resolved to terminate the Merger Agreement pursuant to the terms of the Merger Agreement absent any revision to the terms and conditions of the Merger Agreement. Later that day, in accordance with the terms of the Merger Agreement, the Company delivered written notice to URI that the Company Board determined that the Herc Proposal constitutes a Superior Proposal.

On February 17, 2025, URI delivered a written notice to the Company stating that URI did not intend to submit a revised proposal and waiving URI’s four-business-day match period under the Merger Agreement.

In the morning of February 18, 2025, before the stock market opened, representatives of H&E issued a press release disclosing that the Company Board had determined that the Herc Proposal constituted a Superior Proposal (as defined in the Merger Agreement) and that the Company Board had notified URI of such determination as required by the Merger Agreement. The press release also disclosed that URI notified H&E in writing that it does not intend to submit a revised proposal and has waived its four-business-day match period under the Merger Agreement, that H&E is not permitted to enter into a merger agreement with Herc until H&E satisfies certain other requirements under the Merger Agreement, which are currently anticipated to be satisfied on or about February 19, 2025, and that Herc has agreed to pay the $63,523,892 Company Termination Fee to URI on behalf of the Company in connection with a termination of the Merger Agreement to enter into the Herc Merger Agreement.

As of February 18, 2025, the Company Board has not yet terminated the Merger Agreement nor changed its recommendation in support of the Merger Agreement.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(5)	Press Release, dated February 18, 2025, issued by H&E Equipment Services, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2025

H&E EQUIPMENT SERVICES, INC.

	By:	/s/ Leslie S. Magee
Name: Leslie S. Magee
Title: Chief Financial Officer and Secretary